UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10 Amendment ~~1~~2

General Form for Registration of Securities of Small Business Issuers Under Section 12(g) of the Securities Exchange Act of 1934

CMG Holdings Group, Inc.
(Exact Name of Company as Specified in Its Charter)

Nevada	87-0733770
(State of Incorporation)	(I.R.S. Employer Identification No.)
2130 North Lincoln Park West 8N	
Chicago, IL	60614
(Address of principal executive offices)	(Zip Code)

Company's Telephone Number, Including Area Code: (773) 770-3440

Securities to be Registered Under Section 12(g) of the Act: Common Stock, $0.001
(Title of Class)

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☐   Smaller reporting company ☒

Emerging Growth Company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐



TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Some of the statements contained in this registration statement on Form 10 of CMG Holdings Group, Inc. (hereinafter the "Company", "we" or the "Company") discuss future expectations, contain projections of our plan of operation or financial condition or state other forward- looking information. In this registration statement, forward-looking statements are generally identified by the words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results or plans to differ materially from those expressed or implied. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. A reader, whether investing in the Company's securities or not, should not place undue reliance on these forward-looking statements, which apply only as of the date of this Registration Statement. Important factors that may cause actual results to differ from projections include, for example:

- the success or failure of Management's efforts to implement the Company's plan of operation;
- the ability of the Company to fund its operating expenses;
- the ability of the Company to compete with other companies that have a similar plan of operation;
- the effect of changing economic conditions impacting our plan of operation;
- the ability of the Company to meet the other risks as may be described in future filings with the SEC.

General Background of the Company

CMG Holdings Group, Inc. (the "Company" or "CMG") was incorporated in the State of Nevada on July 30, 2004 under the name of "Pebble Beach Enterprises, Inc." From the date of incorporation until August 2004, it was a wholly-owned subsidiary of Fresh Veg Broker.com, Inc. ("Fresh Veg"), a Nevada corporation. In August 2004, the Company was spun off from Fresh Veg. Until May 27, 2008, the Company was a real estate investment company with three areas of operation: a) real estate acquisition and resale; b) real estate development and resale; and c) real estate consulting and joint ventures. On February 20, 2008, a majority of the shares of the Company were sold by the shareholders who were actively involved in the Company's prior real estate business (the "Change in Control"). Also, on February 20, 2008, the Company changed its name to "CMG Holdings, Inc." Since the Change in Control, the Company started to engage in the business of providing marketing, entertainment and management services.

In October 2011, the Company changed its name from "CMG Holdings, Inc." to its current name "CMG Holdings Group, Inc." to better reflect the business of the Company.

The Company is a marketing communications company focused on the operation of organizations in the alternative advertising, digital media, experiential and interactive marketing, and entertainment. Our Company was formed by a core group of executives who have held senior level positions with several of the largest companies in the entertainment and marketing management industry. Our Company delivers customized marketing solutions at optimize profitability by concentrating our resources in those segments of the marketing communications and entertainment industry. Our Company operates in the sectors of experiential marketing, event marketing, commercial rights, and talent management.

Experiential marketing includes production and promotion, event designs, sponsorship evaluation, negotiation and activation, talent buying, show production, stage and set designs, data analysis and management. We also offer branding and design services, including graphic, industrial and package designs across traditional and new media, public relations, social media, media development and relations and interactive marketing platforms to provide our clients with a customary private digital media networks to design and develop individual broadcasting digital media channels for our clients to sell, promote and enhance their digital media video contents through mobile, online and social mediums.

Below is the business description of XA, The Experiential Agency, Inc., our wholly-owned subsidiary.

XA, The Experiential Agency, Inc. ("XA")

Overview

XA, The Experiential Agency, Inc. ("XA") is the Company's wholly-owned subsidiary engaged in event marketing and management. XA was acquired by the Company on April 1, 2009. It engages in a diverse range of marketing services, including interactive event strategy and planning, creative development, and nontraditional out of home marketing. XA has staged movie and show premiers, cross country tours, hosted VIP events, staged press stunts, and other types of media events and services for leading shows, production houses, luxury fashion brands, nonprofit agencies and local communities across the United States. In addition to the physical event planning, logistics and event implementation, XA also engages in the interactive side of the events to increase branding awareness over the Internet.

XA's strong competitive advantage are (i) its long term presence and it is in its 31st year as a successful top tier event marketing agency, (ii) its outstanding long-term vendor relationships that help deliver exceptional programs to its clients, and
(iii)   the vertical integration that gives its clients a single source for all their event marketing needs, which we believe will require less outsourcing and increased profitability and delivering superior customer service and creates one of a kind events and programs.

Business Model

Rooted in brand creativity and client partnerships, XA maintains unique client relationships by anticipating client challenges and providing innovative solutions. The XA business model is taking strategic marketing programs to new levels of audience experience through alternative advertising and experiential marketing and interactive media solutions. The XA marketing capabilities enable their clients and audience to "experience" events compared to just hearing or seeing their client's messages through holistic experiences to boost sales and increase brand awareness and customer affinity.

While XA continues to seek opportunities and win projects from Fortune 100 clients in the larger enterprise segment, we believe that rapid revenue growth opportunities and margin improvements are available in the comprehensive advisory services of the small to medium enterprise (SME) segment. The SME market has many smaller firms that specialize in only a few aspects of the event marketing and business communications segments, yet SME's face equally important challenges in terms of brand building and content management. By acting as a comprehensive integrated single source for the total marketing needs of the SMEs, XA has created a niche for itself on a national scale and will replicate the same success strategy internationally under the Company's holding company model. Given the fact that brand marketers are demanding a full-service agency for developing and executing integrated marketing campaigns, we believe that XA will take advantage of the accelerating secular trend of shifts in corporate emphasis toward online event/promotional marketing versus traditional media driven selling efforts. XA is specifically focused on strategically target key segments within the event marketing space in order to capture market share in its existing geographic locations as well as enhance its national and international presence. XA is positioning itself as the one of the few source marketing partners in the market with its unique selling point being the ability to act as a source for the client's total marketing needs. This would encompass the entire spectrum of services associated with marketing, from strategizing and defining an event portfolio, conceptualization of the event theme and content creation to the final implementation/management of events. XA will also provide an ultimate client return on investment assessment following each implementation.

Market Strategy

Through our wholly-owned subsidiary, XA, an integrated experiential marketing services company, we develop, manage and execute sales promotion programs at both national and local levels, utilizing both online and offline marketing programs. Our programs assist our clients effectively and promote their platforms and services directly to retailers and consumers, and are intended to assist our clients to achieve maximum impact and return on their marketing investment. Our activities reinforce brand awareness, provide incentives to retailers to motivate consumers to purchase their products, and are designed to meet the needs of our clients by focusing on the communities who want to engage brands as part of their lifestyles.

Through our wholly owned subsidiary, XA, an integrated experiential marketing services company, we develop, manage and execute sales promotion programs at both national and local levels, utilizing both online and offline marketing programs. Our programs assist our clients effectively and promote their platforms and services directly to retailers and consumers, and are intended to assist our clients to achieve maximum impact and return on their marketing investment. Our activities reinforce brand awareness, provide incentives to retailers to motivate consumers to purchase their products, and are designed to meet the needs of our clients by focusing on the communities who want to engage brands as part of their lifestyles.

Sources of Revenue

Our revenues are generated through the execution of marketing and communications programs derived primarily across the sectors of event management, talent management and commercial rights as well as various media, planning and other management programs. The majority of our contracts with our clients are negotiated individually and the terms of engagement with our clients and basis in which we earn fees and commissions will vary significantly. Contracts with our client are multifaceted arrangements that may include incentive compensation provisions and may include vendor credits. Our largest clients are corporations where they may arrange for our services to be provided locally or nationally. Similar to larger marketing communications companies operating in our sector, our revenues are primarily derived from planning and executing marketing and communications programs in various operating sectors. Most of our client contracts are individually negotiated where terms of engagements and consideration in which we earn revenues vary among planning, creation, implementation and executions of marketing and communications programs specific to the sectors of talent management, event management, and commercial rights. Several of our clients have complex contract arrangements; therefore, we provide services to our clients from our own offices as well as onsite where the events are held. In arranging for such services, we may enter into national or local agreements and estimates are involved in determining both amount and timing of revenue recognition under these arrangements.

Our fees are calculated to reflect our expertise based on monthly rates as well as markup percentages and the relative overhead expenses to execute services provided to our clients. Clients may seek to include incentive compensation components for successful execution as part of the total compensation. Commissions earned are based on services provided and are usually calculated on a percentage over the total revenues generated for our clients. Our revenues can also be generated when clients pay gross rates before we pay reduced rates—the difference is commissions earned which is either retained in total or shared with the client depending on the nature of the services agreement. Our generated revenues are dependent upon the marketing and communications requirements of our corporate clients and dependent on the terms of the client contract. The revenues for services performed can be recognized as proportional performance, monthly basis or execution of the completed contracts. For revenues recognized on a completed contract basis, the contract terms are customary in the industry. Our client contracts generally provide terms for termination by either party on 90-day notice.

Competition

In the highly competitive and fragmented marketing and communications industry, our Company competes for business with mid-size marketing firms such as Mktg, Inc. as well as large global holding companies such as International Management Group, Interpublic Group of Companies, Inc., MDC Partners, Inc. and Omnicom. These global companies generally have greater resources than those available to us, and such resources may enable them to aggressively compete with our Company's marketing communications businesses. We also face competition from numerous independent agencies that operate in multiple markets. Our competitive advantage is to provide clients with marketing strategies that are focused on increasing clients' revenues and profits.

Industry Trend

Historically, event management and talent management have been primary service provided by global companies in the marketing communications industry. However, as clients aim to establish individual and enhanced relationships with their customers to more accurately measure the effectiveness of their marketing expenditures, specialized and digital communications services are consuming a growing portion of marketing dollars. This increases the demand for a broader range of marketing communications services. The mass market audience is giving way to life style segments, social events/networks, and online/mobile communities, with each segment requiring a different message and/or different, often nontraditional, channels of communication. Global marketers now seek innovative strategies, concepts and programs for new opportunities for small to mid-sized communications companies.

Clients

The Company serves clients across the marketing communication industry. Marketing agreements and talent representation for our clients means that the Company handles marketing communications and multiple brands, product lines of the client in every geographical location. We have contracts with many of our clients and the terms of the contracts are customary in the industry. These contracts provide for termination by either party on relatively short notice. "Management's Discussion and Analysis — Executive Overview" for a further discussion of our arrangements with our clients.

Employees

As of December 31, 2019, the Company and its subsidiary had 3 employees. The personal service character of the marketing communications sector, the quality of personnel and executive management are crucially important to the Company's continuing success. As of December 31, 2019, the Company has 3 independent contractors they are used on a regular Basis for services.

Environmental Laws

The company believes it complies with all regulations concerning the discharge of materials into the environment, and such regulations have not had a material effect on the capital expenditures or operations of the company.

ITEM 1A. RISK FACTORS

Forward-Looking Statements

This registration statement on Form 10 contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the market in which we operate, our beliefs and our Management's assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by us or on our behalf. Words such as "expects", "anticipates", "targets", "goals", "projects", "intends", "plans", "believes", "seeks", "estimates", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guaranteeing of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict or assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements.

Any investment in our shares of common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this annual report before you decide to invest in our common stock. Each of the following risks may materially and adversely affect our business objective, plan of operation and financial condition. These risks may cause the market price of our common stock to decline, which may cause you to lose all or a part of the money you invested in our common stock. We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business plan. In addition to other information included in this annual report, the following factors should be considered in evaluating the Company's business and future prospects.

Dependence on key personnel.

The Company is dependent upon the continued services of Management. To the extent that his services become unavailable, the Company will be required to obtain other qualified personnel and there can be no assurance that it will be able to recruit qualified persons upon acceptable terms.

The Company's officers and directors may allocate their time to other businesses activities, thereby causing conflicts of interest as to how much time to devote to the Company's affairs and prioritize the availability of an acquisition with the Company. This could have a negative impact on the Company's ability to consummate an acquisition in a timely manner, if at all.

Risks Related to Our Common Stock

The Company's shares of common stock are traded from time to time on the OTC Pink Sheet Market.

Our common stock is traded on the OTC Pink Sheet Market. There can be no assurance that there will be a liquid trading market for the Company's common stock following an acquisition. In the event that a liquid trading market commences, there can be no assurance as to the market price of the Company's shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

Our common stock is subject to the Penny Stock Rules of the SEC and the trading market in our common stock is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our common stock.

The Securities and Exchange Commission has adopted Rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and

- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and

- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and
- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

State blue sky registration; potential limitations on resale of the Company's common stock

The holders of the Company's shares of common stock registered under the Exchange Act and those persons who desire to purchase them in any trading market that may develop in the future, should be aware that there may be state blue-sky law restrictions upon the ability of investors to resell the Company's securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

It is the intention of the Company's Management following the consummation of an acquisition to seek coverage and publication of information regarding the Company in an accepted publication manual which permits a manual exemption. The manual exemption permits a security to be distributed in a particular state without being registered if the Company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities.

Most of the accepted manuals are those published by Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they "recognize securities manuals" but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.



ITEM 2. FINANCIAL INFORMATION

Management's Plan of Operation

The following discussion contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use of words such as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe", and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide forward- looking statements in other materials we release to the public.

Overview

Revenues

The Company had revenues of $1,778,773 in our fiscal year ended December 31, 2019, as compared to $1,258,160 in fiscal year ended December 31, 2018. The increase in revenues was mainly due to increase of business revenues generated in event marketing operations of XA, The Experiential Agency, Inc.

Cost of Sales

The Company had cost of sales of revenues of $1,283,496 in the year ended December 31, 2019, as compared to $828,536 in the year ended December 31, 2018. The increase in cost of sales was mainly associated to the increase in event marketing operations of XA, The Experiential Agency, Inc.

Expenses

The Company had total general and administrative expenses of $629,875 in the year ended December 31, 2019, as compared to $643,005 in the year ended December 31, 2018. The increase in general and administrative expense was, exercisable at $.0035 mainly due to an increase in General and Administrative Expenses during the year ended December 31, 2019 compared to the year ending December 31, 2018.

Income

The Company had a net income of $1,520,563 in the year ended December 31, 2019 as compared to net loss of $128,381 in the year ended December 31, 2018.

Year ended December 31, 2019 compared to the year ended December 31, 2018 Liquidity and capital resources

As at December 31, 2019, the Company had a cash balance of $781,752 and working capital deficit of $100,698 compared with a cash balance of $151,871 and a working capital deficit of $1,585,975 at December 31, 2018. The increase in working capital was due to the increase in business for XA and the receipt of settlement proceeds on lawsuits during the year ended December 31, 2019.

Cash Flows from Operating Activities

During the year ended December 31, 2019, cash flows provided by operating activities was $919,541 compared with provided by $40,808 of cash flow during the year ended December 31, 2018. The increase in cash flow from operating activities was due to the increase in business for XA and the receipt of settlement proceeds on lawsuits during the year ended December 31, 2019.

Cash Flows from Investing Activity

During the year ended December 31, 2019, cash flows used in investing activities were $250,660 compared to cash flow provided by investing activities of $71,497 for the year ended December31, 2018.

Cash Flows from Financing Activities

During the year ended December 31, 2019, cash used in financing activities was $39,000 as compared to $0 for the year ended December 31, 2018.

Off-Balance Sheet Arrangements

None

Contractual Obligations and Commitments

None

Critical Accounting Policies

None

ITEM 3. DESCRIPTION OF PROPERTY

The Company's corporate office is located at 2130 North Lincoln Park West 8N, Chicago, IL 60614, which space has been provided to us on a rent-free basis.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2019. The information in this table provides the ownership information for: each person known by us to be the beneficial owner of more than 5% of our common stock; each of our directors; each of our executive officers; and our executive officers and directors as a group.

Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them.

Name of Beneficial Owner	Common Stock Beneficially Owned (1)	Percentage of Common Stock Owned (1)
Glenn and Barbara Laken	11,500,000	2.6%
2130 Lincoln Park West 8N		
Chicago, IL 60614		

(1) Applicable percentage ownership is based on 440,350,000 shares of common stock outstanding as of May 1, 2020. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

(2) Glenn Laken owns 40,000,000 warrants, exercisable at $.0035 per warrant, convertible at 1 share of common stock per each warrant owned. If Glenn Laken were to convert these 40,000,000 warrants his ownership of common stock would be 51,500,000 shares or 10.7% of outstanding shares.

(3) Glenn Laken is the sole officer and director of the Company at present.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the member of our Board of Director and our executive officers and the positions held by each.

Name	Age	Title
Glenn Laken	66	CEO and Chairman

Glenn Laken. Over the past 30 years, Mr. Laken has held multiple senior executive positions and created successful growth strategies in the financial services sector. His expansive professional experience includes working as an advisor to the 22 billion-dollar Ameritech Pension fund, partnership in a Wall Street specialist firm, ownership of a Chicago clearing house with offices nationwide, and the purchase and restructuring of the Cigarette Racing Team Company. He has also enjoyed success in the area of mergers and acquisitions as an accomplished business leader.

Section 16(a) Compliance

Section 16(a) of the Securities and Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own beneficially more than ten percent (10%) of the Company's Common Stock, to file reports of ownership and changes of ownership with the Securities and Exchange Commission. Copies of all filed reports are required to be furnished to the Company pursuant to Section 16(a). Once the Company becomes subject to the Exchange Act of 1934, our office and director has informed us that he intends to file reports required to be filed under Section 16(a).

ITEM 6. EXECUTIVE COMPENSATION
During the fiscal years ended December 31, 2019 the company paid $180,000 of salary and $103,475 of deferred compensation to the Company's CEO. This brings to a total of $283,475 in payments to the Company's CEO. The Company paid to Alexis Laken for the years ended December 31, 2019 and 2018 $99,000 and $90,000, respectively. The Company has no employment agreement with any of its officers and directors, other than the Company's CEO.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The Company was not a party to any transaction (where the amount involved exceeded the lesser of $120,000 or 1% of the average of our assets for the last two fiscal years) in which a director, executive officer, holder of more than five percent of our common stock, or any member of the immediate family of any such person have or will have a direct or indirect material interest and no such transactions are currently proposed.

The Company's Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction. However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

ITEM 8. LEGAL PROCEEDING

None.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is currently quoted on the OTC market "Pink Sheets" under the symbol CMGO. For the periods indicated, the following table sets forth the high and low bid prices per share of common stock. The below prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Period	Price Range			
	High		Low	
Year ended December 31, 2019				
First Quarter	$	0.0232	$	0.0123
Second Quarter	$	0.0080	$	0.0074
Third Quarter	$	0.0085	$	0.0072
Fourth Quarter	$	0.0073	$	0.0057
Year ended December 31, 2018				
First Quarter	$	0.0019	$	0.0012
Second Quarter	$	0.0057	$	0.0051
Third Quarter	$	0.0029	$	0.0023
Fourth Quarter	$	0.0220	$	0.0016

As of May 1, 2020, our shares of common stock were held by approximately 199 stockholders of record. The transfer agent of our common stock is Corporate Stock Transfer, Inc. 3200 Cherry Creek Dr. South Suite 430 Denver, CO 80209. (303) 282-4800.

Dividends

Holders of common stock are entitled to dividends when, as, and if declared by the Board of Directors, out of funds legally available therefore. We have never declared cash dividends on its common stock and our Board of Directors does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of our businesses. There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

No equity compensation plan or agreements under which our common stock is authorized for issuance has been adopted during the fiscal years ended December 31, 2019 and 2018.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

None

ITEM 11. DESCRIPTION OF COMPANY'S SECURITIES TO BE REGISTERED

The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of our Certificate of Incorporation and by-laws, copies of which are filed herewith.

Common Stock

Our Certificate of Incorporation authorize the issuance of 450,000,000 shares of common stock, par value $0.001. Our holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from legally available funds. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in our business operations and accordingly, the board of directors does not anticipate declaring any dividends prior to an acquisition transaction, nor can there be any assurance that any dividends will be paid following any acquisition.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our articles of incorporation, by-laws and director indemnification agreements provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of Brenham or, in the case of a director, is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Nevada General Corporation Law against all expense, liability and loss reasonably incurred or suffered by such.

Section 145 of the Nevada General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Nevada General Corporation Law, Article Seven of our articles of incorporation eliminates the liability of a director to us for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

- from any breach of the director's duty of loyalty to us;
- from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- under Section 174 of the Nevada General Corporation Law; and
- from any transaction from which the director derived an improper personal benefit.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

<p style="text-align:center">Report of Independent Registered Public Accounting Firm</p>

To the shareholders and the board of directors of CMG Holdings Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CMG Holdings Group, Inc. as of December 31, 2019 and 2018, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company's auditor since 2020
Lakewood, CO
May 6, 2020

CMG Holdings Group, Inc.
Consolidated Balance Sheet
As of December 31,

ASSETS	2019	2018
CURRENT ASSETS		
Cash	$ 781,752	$ 151,871
Accounts receivable	40,513	13,693
Loan receivable	67,500	—
Total current assets	889,765	165,564
Property and equipment	13,625	17,339
Total Assets	$ 903,390	$ 182,903
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 74,500	$ 548,942
Deferred compensation	656,526	760,000
Loan Payable	19,437	71,497
Loan from outside party	90,000	125,000
Loan from shareholder	—	96,100
Note payable	150,000	150,000
Total current liabilities	990,463	1,751,539
TOTAL LIABILITIES	990,463	1,751,539
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' DEFICIT		
Common Stock 450,000,000 shares authorized; $0.001 par value, 449,506,008 shares issued and outstanding as of December 31, 2019 and 2018	449,506	449,506
Additional paid in capital	14,687,865	14,687,865
Treasury stock	(39,000)	—
Accumulated deficit	(15,185,444)	(16,706,007)
TOTAL STOCKHOLDERS DEFICIT	(87,073)	(1,568,636)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 903,390	$ 182,903

The accompanying notes are an integral part of these financial statements.

CMG Holdings Group, Inc.
Consolidated Statements of Operations
For the year ended December 31,

	2019	2018
Revenues	$ 1,778,773	$ 1,258,160
Operating expenses		
Cost of revenues	1,283,496	828,536
Interest expense	15,380	4,738
General and administrative expenses	533,270	638,267
Total operating expenses	1,832,146	1,471,541
Net income from operations	(53,373)	(213,381)
Other income		
Gain (loss) on sale of stock	—	190,000
Settlement of lawsuit Burkhard	—	(105,000)
Settlement of Lawsuit Hudson Gray	629,469	
Settlement of Lawsuit EVW	378,500	
Write off of accounts payable	565,967	—
Total other income	1,573,936	85,000
Net income	$ 1,520,563	$ (128,381)
Weighted Average Number of Common Shares Outstanding - Basic and Diluted	449,506,008	499,506,008
Income (Loss) per Common Share - Basic and Diluted	$ 0.0030	$ (0.0003)

The accompanying notes are an integral part of these financial statements.

CMG Holdings Group, Inc.
Consolidated Statement of Stockholders Equity

| | Preferred Stock | | Common Stock | | Additional | | | Total |
	Number of Shares	Amount	Number of Shares	Amount	Paid In Capital	Treasury Stock	Accumulated Deficit	Stockholders' Equity
Balance December 31, 2017	—	$ —	449,506,008	$449,506	$14,687,865	$ —	$ (16,577,626)	$ (1,440,255)
Net Income(Loss) for the year	—	—	—	—	—	—	(128,381)	(128,381)
Balance December 31, 2018	—	—	449,506,008	449,506	14,687,865	—	(16,706,007)	(1,568,636)
Purchase of Treasury Stock	—	—	—	—	—	(39,000)	—	(39,000)
Net Income(Loss) for the year	—	—	—	—	—	—	1,520,563	1,520,563
Balance December 31, 2019	—	$ —	449,506,008	$449,506	$14,687,865	$ (39,000)	$ (15,185,444)	$ (87,073)

The accompanying notes are an integral part of these financial statements.

CMG Holdings Group, Inc.
Consolidated Statement of Cash Flows
For the year ended December 31,

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,520,563	$ (128,381)
Adjustments to reconcile net income to cash used in operating activities		
Depreciation	3,714	3,714
Deferred compensation	(103,474)	180,000
Accounts receivable	(26,820)	(13,693)
Accrued liabilities	—	—
Accounts payable	(474,442)	(832)
Net cash provided by operations	919,541	40,808
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loans payable	25,000	147,300
Payments of loans payable	(208,160)	(75,803)
Payment of loan receivable	(67,500)	
Net cash provided by financing activities	(250,660)	71,497
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase treasury stock	(39,000)	—
Net cash provided by investing activities	(39,000)	—
Net increase in cash	629,881	112,305
Cash, beginning of year	151,871	39,566
Cash, end of year	$ 781,752	$ 151,871

The accompanying notes are an integral part of these financial statements.

1. *Nature of Operations and Continuance of Business*

Creative Management Group, Inc. was formed in Delaware on August 13, 2002 as a limited liability company named Creative Management Group, LLC. On August 7, 2007, this entity converted to a corporation. The Company is a sports, entertainment, marketing and management company providing event management implementation, sponsorships, licensing and broadcast, production and syndication.

On February 20, 2008, Creative Management Group, Inc. formed CMG Acquisitions, Inc., a Delaware company, for the purpose of acquiring companies and expansion strategies. On February 20, 2008, Creative Management Group, Inc. acquired 92.6% of Pebble Beach Enterprises, Inc. (a publicly traded company) and changed the name to CMG Holdings Group, Inc. ("the Company"). The purpose of the acquisition was to effect a reverse merger with Pebble Beach Enterprises, Inc. at a later date. On May 27, 2008, Pebble Beach entered into an Agreement and Plan of Reorganization with its controlling shareholder, Creative Management Group, Inc., a privately held Delaware corporation. Upon closing the eighty shareholders of Creative Management Group delivered all their equity interests in Creative Management Group to Pebble Beach in exchange for shares of common stock in Pebble Beach owned by Creative Management Group, as a result of which Creative Management Group became a wholly-owned subsidiary of Pebble Beach. The shareholders of Creative Management Group received one share of Pebble Beach's common stock previously owned by Creative Management Group for each issued and outstanding common share owned of Creative Management Group. As a result, the 22,135,148 shares of Pebble Beach that were issued and previously owned by Creative Management Group, are now owned directly by its shareholders. The 22,135,148 shares of Creative Management Group previously owned by its shareholders are now owned by Pebble Beach, thereby making Creative Management Group a wholly-owned subsidiary of Pebble Beach. Pebble Beach did not issue any new shares as part of the Reorganization. The transaction was accounted for as a reverse merger and recapitalization whereby Creative Management Group is the accounting acquirer. Pebble Beach was renamed CMG Holdings Group, Inc.

On April 1, 2009, the Company, through a newly formed subsidiary CMGO Capital, Inc., a Nevada corporation, completed the acquisition of XA, The Experiential Agency, Inc. On March 31, 2010, the Company and AudioEye, Inc. ("AudioEye") completed a Stock Purchase Agreement under which the Company acquired all the capital stock of AudioEye. On June 22, 2011 the Company entered into a Master Agreement subject to shareholder approval and closing conditions with AudioEye Acquisition Corp., a Nevada corporation where the shareholders of AudioEye Acquisition Corp. exchanged 100% of the stock in AudioEye Acquisition Corp for 80% of the capital stock of AudioEye. The Company retained 15% of AudioEye subject to transfer restrictions in accordance with the Master Agreement; in October 2012, the Company distributed to its shareholders, in a dividend, 5% of the capital stock of AudioEye in accordance with provisions of the Master Agreement.

On March 28, 2014, CMG Holdings Group, Inc. (the "Company" or "CMG"), completed its acquisition of 100% of the shares of Good Gaming, Inc. ("GGI") by entering into a Share Exchange Agreement (the "SEA") with BMB Financial, Inc. and Jackie Beckford, shareholders of GGI. The sole owner of BMB Financial, Inc. is also the sole owner of Infinite Alpha, Inc. which provides consulting services to CMG. Pursuant to the SEA, the Company received 100% of the shares of GGI in exchange for 5,000,000 shares of the Company's common stock, $33,000 in equipment and consultant compensation and a commitment to pay $200,000 in development costs.

18

On February 18, 2016, the Company sold the assets of Good Gaming, Inc. to HDS International Corp. and thereafter, HDS changed their name to Good Gaming, Inc, from CMG Holdings Group, Inc. (OTCQB: GMER) ("Good Gaming"). The Company received in exchange 100,000,000 Class B Preferred Shares in Good Gaming which are convertible into shares of common stock at a rate of 200 common shares for each Class B Preferred Shares. Good Gaming, Inc. did a 1,000 to 1 reverse split, thus the 100,000,000 Class B Preferred Shares were converted to 100,000 Class B Preferred Shares. The Company has sold a portion of these Good Gaming shares to date in the market and currently owns the equivalent of 14,076,200 common shares in the form of preferred stock and common stock.

The Company's operating subsidiary is XA - The Experiential Agency, Inc. - which is a sports, entertainment, marketing and management company providing event management implementation, sponsorships, licensing and broadcast, production and syndication. Its President is Alexis Laken, the daughter of the Company's president.

2. ***Summary of Significant Accounting Policies***

a) Basis of Presentation and Principles of Consolidation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are expressed in US dollars. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, <u>XA - The Experiential Agency, Inc</u>Ship Ahoy LLC. All intercompany transactions have been eliminated. The Company's fiscal year-end is December 31.

b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and li abilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the recoverability of its long-lived assets, stock-based compensation, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

c) Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As of December 31, 20 19 and 2018, the Company had no cash equivalents.

d) Basic and Diluted Net Loss Per Share

The Company computes net loss per share in accordance with ASC 260, *Earnings Per Share,* which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

e) Financial Instruments

ASC 820, *'" Fair Value Measurements",* requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identic al assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

' Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist principally of cash, accounts payable, and amounts due to related parties. Pursuant to ASC 820, the fair value of our cash is determined based on "Level l" inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all our other financial instruments approximate their current *fair* values because of their nature and respective maturity dates or durations.

f) Property and Equipment

Property and equipment are comprised of a vehicle and is amortized on a straight-line basis over an expected useful life of three years. Maintenance and repairs are charged to expense as incurred. The land is not depreciated.

g) Impairment of Long-lived Assets

The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives at each balance sheet date. The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed.

2. *Summary of Significant Accounting Policies (Continued)*

    h)   Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those services. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised services in the contract; (ii) determination of whether the promised services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company's performance obligations are transferred to customers at a point in time, typically upon delivery.

The Company generates revenues through event management implementation, sponsorships, licensing and broadcast, production and syndication.

    i)   Cost of Services

Cost of services Consist of marketing and management expenses. The marketing expenses are for the marketing of an event prior to the event taking place.

    j)   General and Administrative Expense

General and administrative expense are the overhead expense to maintain the Company.

    k)   Reclassification

Certain prior period amounts have been reclassified to conform to current presentation.

    l)   Recently issued accounting pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations except as noted below:

FASB ASU 2017-01, Clarifying the Definition of a Business (Topic 805) – In January 2017, the FASB issued 2017-01. The new guidance that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. The ASU is effective for annual reporting periods beginning after December 15, 2017, and for interim periods within those years. Adoption of this ASU did not have a significant impact on the Company's consolidated results of operations, cash flows and financial position.

2. *Summary of Significant Accounting Policies (Continued)*

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740)*, which enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. The amendment will be effective for public companies with fiscal years beginning after December 15, 2020; early adoption is permitted. The Company is evaluating the impact of this amendment on its consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, *Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842),* which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyzes financial instruments, but it does not anticipate a material impact on results of operations. The Company is in the process of determining the effects adoption will have on its consolidated financial statements.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3. *Accounts Receivable*

Accounts receivable consist of invoices for events that occurred prior to year end that the payments were received in the following year. The Balance of accounts receivable at December 31, 2019 and 2018 were $40,513 and $13,693, respectively.

4. *Loan Receivable*

On November 15, 2019 the company entered into an agreement to a line of credit (LOC) with Pristec America Inc. (Pristec). The LOC was for $75,000. As of December 31, 2019, the Company had loaned to Pristec $67,500 at an interest rate of 12%, the loan matures in twelve (12) months. Pristec is a late stage technology company that has 108 worldwide patents for the cold cracking of crude oil and other oil products. The Company has been granted the right to convert this loan into 75 shares of stock at price of $1000. At the discretion of the Company, the Company has the option of entering into a revenue sharing agreement with Pristec.

5. *Accounts Payable*

Accounts payable consist of expenses incurred during the year that had not yet been paid. The balance of accounts payable at December 31, 2019 is $74,500. The balance of accounts payable at December 31, 2018 consisted of accounts from 2015 that were from a prior subsidiary that was disposed of. The Company acquired the assets of the subsidiary before disposing of the entity. Based on advice from legal counsel the accounts payable were written off during the year ended December 31, 2019.

6. *Equity*

    a. Common Stock

    During the years ended December 31, 2019 and December 31, 2018, the Company did not sell any shares of its $0.001 par value per share common stock.

    b. Common Stock Warrants

    During the years ended December 31, 2019 and December 31, 2018, the Company did not issue any warrants for its common shares. On December 15, 2017, the Company's Board of Directors lowered the strike price on the outstanding 40,000,000 warrants previously issued to Glenn Laken to $0.0035 and extended the expiration date for an additional five (5) years.

7. *Treasury Stock*

    During the year the Company bought back 6,258,992 shares of its common stock for $39,000. This treasury stock was to be retired during the fiscal year end December 31, 2020.

8. *Notes Payable*

    During the years ended December 31, 2019 and December 31, 2018, the Company had the following notes payable

Notes Payable	Balance December 31,					
		2017		2018		2019
Kabbage	$	—	$	71,496	$	19,437
Notes Payable Irish Pension Fund	$	150,000	$	150,000	$	150,000

In September of 2018 the Company took out a line of credit with Kabbage for $75,000. In the fourth quarter of 2018 the company took draws against the line of $72,300. During that period the Company made principal payments of $804, leaving a principal balance of $71,496 at December 31, 2018. During the year ended December 31, 2019 the company took an additional draw of $25,000. During the year ended December 31, 2019 the Company made principal payments of $77,059, leaving a balance of $19,437. Interest expense was $15,380 and $4,793 for the years ended December 31, 2019 and 2018, respectively. The interest rate on this loan is 10%.

In 2015 the Company borrowed $150,000 from the two Irish individual's pension funds. $90,000 was borrowed from one individual pension account and $60,000 was borrowed from the other. Repayment terms were to be negotiated after the settlement of the Hudson Gray lawsuit. The lawsuit settled in January of 2019 and negotiations began. No payment terms were settled upon and were still being negotiated as of December 31, 2019. In January of 2020 settlement was reached with the lender of the $90,000. The settlement terms were for repayment of $180,000 over a period of eighteen months quarterly, payment began in January of 2020 with the payment of $25,000. Settlement has not yet been reached on the repayment of the $60,000 owed to the other party.

CMG HOLDINGS GROUP, INC.
Notes to the Consolidated financial Statements

9. *Legal Proceedings*

We are subject to certain claims and litigation in the ordinary course of business. It is the opinion of management that the outcome of such matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

In October 2014, Ronald Burkhard, XA's former Executive Chairman and former member of the Company's Board of Directors filed a lawsuit in the Supreme Court of the State of New York, County of New York, alleging breach of his employment contract and seeking approximately $695,000 in damages. This lawsuit, where a judgement was entered against the Company for approximately $775,000, was settled with Burkhard for $105,000. In November and December of 2018, the Company paid Burkhard the amount due from this settlement.

On September 25, 2019 the Company filed suit against Eaton & Van Winkle (EVW), Lawrence Allen Steckman (Steckman) and Paul Lieberman (Lieberman). In December 2019 the defendants settled for a payment of $450,000. On December 13, 2019 the Company received $378,500, which was the amount of proceeds net of attorney's fee of $71,500.

In 2014 the Company filed a lawsuit against Hudson Gray et al. On January 14, 2019 the parties entered into mediation. The parties reached agreement whereby the Company would be paid $2,750,000. The payments are scheduled as follows:

	Amount Due		Paid		Attorney's Fees	
Payment upon execution of the agreement	$	400,000	$	214,548	$	185,452
On or before February 8, 2019	$	100,000	$	53,650	$	46,350
On or before June 30, 2019	$	200,000	$	148,000	$	52,000
On or before September 30, 2019	$	200,000	$	148,000	$	52,000
On or before December 31, 2019	$	200,000	$	146,496	$	53,504
On or before March 31, 2020	$	200,000				
On or before June 30, 2020	$	200,000				
On or before September 30, 2020	$	250,000				
On or before December 31, 2020	$	250,000				
On or before March 31, 2020	$	250,000				
On or before June 30, 2020	$	250,000				
On or before September 30, 2020	$	250,000				
	$	2,750,000	$	710,694	$	389,306

CMG HOLDINGS GROUP, INC.
Notes to the Consolidated financial Statements

10. *Income Taxes*

The Company has a net operating loss carried forward of $15,185,444 available to offset taxable income in future years which commence expiring in 2028. The Company is subject to United States federal and state income taxes at an approximate rate of 21% (2019 and 2018). As at December 31, 2019 and 2018, the Company had no uncertain tax positions.

	2019		2018	
Income tax recovery at Statutory rate	$	319,318	$	(26,960)
Permanent differences and other		—		—
Valuation allowance change		(319,318)		26,960
Provision for income taxes	$	—	$	—

The significant components of deferred income tax assets and liabilities at December 31, 2019 and 2018 are as follows:

	2019	2018

Net operating loss carried forward	$	15,185,444	$	16,706,007
Valuation allowance	$	(15,185,444)	$	(16,706,007)
Net deferred income tax asset	$	—	$	—

11. Segments

The Company splits its business activities during the year ended December 31, 2019 into three reportable segments. Each segment represents an entity of which are included in the consolidation. The table below represents the operations results for each segment or entity, for the year ended December 31, 2019.

	XA	CMG Holding Group	Total
Revenues	1,778,773	—	1,778,773
Operating expenses	1,535,529	377,842	1,913,371
Operating income (loss)	243,244	(377,842)	(134,598)
Other income (expenses)	565,967	1,089,194	1,655,161
Net income(loss)	809,211	711,352	1,520,563

The Company splits its business activities during the year ended December 31, 2018 into three reportable segments. Each segment represents an entity of which are included in the consolidation. The table below represents the operations results for each segment or entity, for the year ended December 31, 2018.

	XA	CMG Holding Group	Total
Revenues	1,258,161	—	1,258,161
Operating expenses	1,140,496	331,046	1,471,542
Operating income (loss)	117,665	(331,046)	(213,381)
Other income (expenses)	—	85,000	85,000
Net income(loss)	117,665	(246,046)	(128,381)

25

CMG HOLDINGS GROUP, INC.
Notes to the Consolidated financial Statements

12. Related Party Transactions

During the year ended December 31, 2015 the Company borrowed $96,100 from a Company shareholder. This amount is due on demand and has an interest rate of 0%. The Company also borrowed $125,000 from a relative of the Company CEO. This amount is due on demand and has an interest rate of 0%.

The Company issued the Company CEO a warrant to purchase 40,000,000 shares of the Company's common stock at $0.0155. The warrant has an original term of 5 years. On December 15, 2017 the purchase price was changed to $.0035 and the term was extended 5 years. The warrants were vested 100% on April 7, 2014 when issued.

The board of directors approved a monthly salary for the Company CEO of $15,000 per month. Due to negative economic factors the company did not made any of these payments until January 15, 2019, when payments to CEO began. The Company has recorded "Deferred Compensation" of $760,000 at December 31, 2018. The Company made payments of $103,474 in excess of the current $180,000 salary for year ended December 31, 2019.

The Company paid $99,000 and $90,000 for the years ended December 31, 2019 and 2018, respectively, as compensation to the President of XA, who is the daughter of the Company CEO.

13. *Restatement of Financial Statements for Year ended December 31, 2018*

The financial statements for the Year ended December 31, 2018 were restated as a result of the Company showing the settlement of the Burkhard lawsuit against prior year accrued expenses. As a result of the audit of the financial statements income statement for the year went from $45,482 net income to $128,381 net loss for the year. This was a net decrease of $173,863. This is made up of reclassifying the settlement of Burkhard lawsuit of $105,000 and reclass payments of principal of $71,497 And add accounts receivable of $13,693. The remaining amount of $11,059 was for a adjustment to cash to agree with the bank statements at December 31, 2018.

14. *Subsequent Events Policies*

On January 3, 2020, the Company filed an arbitration case against a former auditor for performing audits that did not meet PCAOB Standards causing the Company to lose approximately $9,000,000. The Company has paid $10,125 in attorney's fees toward this arbitration.

On January 2, 2020 the Company bought back an additional 2,897,016 share of its common stock for $18,251. These share were retired in January of 2020.

Per management review, no other material subsequent events have occurred.

CMG HOLDINGS GROUP, INC.
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR

THE QUARTER ENDED MARCH 31, 2020 AND 2019

CONTENTS

27

CMG Holdings Group, Inc.
Consolidated Balance Sheet
Unaudited

ASSETS		March 31, 2020		December 31, 2019
CURRENT ASSETS				
Cash	$	544,569	$	781,752
Accounts receivable		998		40,513
Loan receivable		77,500		67,500
Total current assets		623,067		889,765
Property and equipment		12,697		13,625
Total Assets	$	635,764	$	903,390
LIABILITIES AND STOCKHOLDERS' DEFICIT				
CURRENT LIABILITIES				
Accounts payable	$	10,500	$	74,500
Deferred compensation		564,876		656,526
Loan payable		12,750		19,437
Loan from outside party		90,000		90,000
Note payable		137,500		150,000
Total current liabilities		815,626		990,463
TOTAL LIABILITIES		815,626		990,463
COMMITMENTS AND CONTINGENCIES				
STOCKHOLDERS' DEFICIT				
Common Stock 450,000,000 shares authorized; $0.001 par value,				
440,350,000 shares issued and outstanding				
as of March 31, 2019 and 449,506,008 as of December 31, 2019		440,350		449,506
Additional paid in capital		14,639,770		14,687,865
Treasury stock		—		(39,000)
Accumulated deficit		(15,259,982)		(15,185,444)
TOTAL STOCKHOLDERS DEFICIT		(179,862)		(87,073)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	635,764	$	903,390

The accompanying notes are an integral part of these financial statements.

CMG Holdings Group, Inc.
Consolidated Statements of Operations
Unaudited

	For the three months ended March 31, 2020	For the three months ended March 31, 2019
Revenues	$ —	$ 716,892
Operating expenses		
Cost of revenues	—	352,178
Interest expense	1,625	—
General and administrative expenses	208,413	159,331
Total operating expenses	210,038	511,509
Net income from operations	(210,038)	205,383
Other income (expemse)		
Settlement Hudson Gray	148,000	
Settlement of loan payable	(12,500)	—
Write-off of accounts payable	—	360,000
Total other income (expense)	135,500	360,000
Net income	$ (74,538)	$ 565,383
Weighted Average Number of Common Shares Outstanding - Basic and Diluted	440,350,000	449,506,008
Income (Loss) per Common Share - Basic and Diluted	$ —	$ 0.0013

The accompanying notes are an integral part of these financial statements.

29

CMG Holdings Group, Inc.
Consolidated Statement of Stockholders Equity

	Preferred Stock		Common Stock		Additional			Total
	Number of Shares	Amount	Number of Shares	Amount	Paid In Capital	Treasury Stock	Accumulated Deficit	Stockholders' Equity
Balance December 31, 2019	—	$ —	449,506,008	$449,506	$14,687,865	$ (39,000)	$ (15,185,444)	$ (87,073)
Purchase Treasury Stock						(18,251)		(18,251)
Retire treasury stock			(9,156,008)	(9,156)	(48,095)	57,251		—
Net Income(Loss) for the year	—	—	—	—	—	—	(74,538)	(74,538)
Balance March 31, 2020	—	—	440,350,000	$440,350	$14,639,770	$ —	$ (15,259,982)	$ (179,862)

	Preferred Stock		Common Stock		Additional			Total
	Number of Shares	Amount	Number of Shares	Amount	Paid In Capital	Treasury Stock	Accumulated Deficit	Stockholders' Equity
Balance December 31, 2018	—	—	449,506,008	449,506	14,687,865	—	(16,577,626)	(1,440,255)
Net Income(Loss) for the year	—	—	—	—	—	—	565,383	565,383
Balance Marc h 31, 2019, 2019	—	$ —	449,506,008	$449,506	$14,687,865	$ —	$ (16,012,243)	$ (874,872)

The accompanying notes are an integral part of these financial statements.

30

CMG Holdings Group, Inc.
Consolidated Statement of Cash Flows

	For the three months ended March 31, 2020	For the three months ended March 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (74,538)	$ 626,603
Adjustments to reconcile net income to cash used in operating activities		
Depreciation	929	929
Deferred compensation	(91,651)	(36,475)
Accounts receivable	39,515	
Accounts payable	(64,000)	(360,000)
Net cash provided by operations	(189,745)	231,057
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan to Pristec	(10,000)	—
Net cash provided by investing activities	(10,000)	—
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase treasury stock	(18,251)	—
Payment of loan payable	(12,500)	
Payment of loan payable	(6,687)	—
Net cash provided by financing activities	(37,438)	—
Net increase in cash	(237,183)	231,057
Cash, beginning of period	781,752	162,931
Cash, end of period	$ 544,569	$ 393,988

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Continuance of Business

Creative Management Group, Inc. was formed in Delaware on August 13, 2002 as a limited liability company named Creative Management Group, LLC. On August 7, 2007, this entity converted to a corporation. The Company is a sports, entertainment, marketing and management company providing event management implementation, sponsorships, licensing and broadcast, production and syndication.

On February 20, 2008, Creative Management Group, Inc. formed CMG Acquisitions, Inc., a Delaware company, for the purpose of acquiring companies and expansion strategies. On February 20, 2008, Creative Management Group, Inc. acquired 92.6% of Pebble Beach Enterprises, Inc. (a publicly traded company) and changed the name to CMG Holdings Group, Inc. ("the Company"). The purpose of the acquisition was to effect a reverse merger with Pebble Beach Enterprises, Inc. at a later date. On May 27, 2008, Pebble Beach entered into an Agreement and Plan of Reorganization with its controlling shareholder, Creative Management Group, Inc., a privately held Delaware corporation. Upon closing the eighty shareholders of Creative Management Group delivered all their equity interests in Creative Management Group to Pebble Beach in exchange for shares of common stock in Pebble Beach owned by Creative Management Group, as a result of which Creative Management Group became a wholly owned subsidiary of Pebble Beach. The shareholders of Creative Management Group received one share of Pebble Beach's common stock previously owned by Creative Management Group for each issued and outstanding common share owned of Creative Management Group. As a result, the 22,135,148 shares of Pebble Beach that were issued and previously owned by Creative Management Group, are now owned directly by its shareholders. The 22,135,148 shares of Creative Management Group previously owned by its shareholders are now owned by Pebble Beach, thereby making Creative Management Group a wholly owned subsidiary of Pebble Beach. Pebble Beach did not issue any new shares as part of the Reorganization. The transaction was accounted for as a reverse merger and recapitalization whereby Creative Management Group is the accounting acquirer. Pebble Beach was renamed CMG Holdings Group, Inc.

On April 1, 2009, the Company, through a newly formed subsidiary CMGO Capital, Inc., a Nevada corporation, completed the acquisition of XA, The Experiential Agency, Inc. On March 31, 2010, the Company and AudioEye, Inc. ("AudioEye") completed a Stock Purchase Agreement under which the Company acquired all the capital stock of AudioEye. On June 22, 2011 the Company entered into a Master Agreement subject to shareholder approval and closing conditions with AudioEye Acquisition Corp., a Nevada corporation where the shareholders of AudioEye Acquisition Corp. exchanged 100% of the stock in AudioEye Acquisition Corp for 80% of the capital stock of AudioEye. The Company retained 15% of AudioEye subject to transfer restrictions in accordance with the Master Agreement; in October 2012, the Company distributed to its shareholders, in a dividend, 5% of the capital stock of AudioEye in accordance with provisions of the Master Agreement.

On March 28, 2014, CMG Holdings Group, Inc. (the "Company" or "CMG"), completed its acquisition of 100% of the shares of Good Gaming, Inc. ("GGI") by entering into a Share Exchange Agreement (the "SEA") with BMB Financial, Inc. and Jackie Beckford, shareholders of GGI. The sole owner of BMB Financial, Inc. is also the sole owner of Infinite Alpha, Inc. which provides consulting services to CMG. Pursuant to the SEA, the Company received 100% of the shares of GGI in exchange for 5,000,000 shares of the Company's common stock, $33,000 in equipment and consultant compensation and a commitment to pay $200,000 in development costs.

On February 18, 2016, the Company sold the assets of Good Gaming, Inc. to HDS International Corp. and thereafter, HDS changed their name to Good Gaming, Inc, from CMG Holdings Group, Inc. (OTCQB: GMER) ("Good Gaming"). The Company received in exchange 100,000,000 Class B Preferred Shares in Good Gaming which are convertible into shares of common stock at a rate of 200 common shares for each Class B Preferred Shares. Good Gaming, Inc. did a 1,000 to 1 reverse split, thus the 100,000,000 Class B Preferred Shares were converted to 100,000 Class B Preferred Shares. The Company has sold a portion of these Good Gaming shares to date in the market and currently owns the equivalent of 14,076,200 common shares in the form of preferred stock and common stock.

1   *Nature of Operations and Continuance of Business (continued)*

The Company's operating subsidiary is XA - The Experiential Agency, Inc. - which is a sports, entertainment, marketing and management company providing event management implementation, sponsorships, licensing and broadcast, production and syndication. Its President is Alexis Laken, the daughter of the Company's president.

2.   *Summary of Significant Accounting Policies*

a)   Basis of Presentation and Principles of Consolidation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are expressed in US dollars. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, <u>XA - The Experiential Agency, Inc</u>~~Ship Ahoy LLC~~. All intercompany transactions have been eliminated. The Company's fiscal year-end is December 31.

b)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and li abilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the recoverability of its long-lived assets, stock-based compensation, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

c)   Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As of March 31, 2020 and December 31, 20 19, the Company had no cash equivalents.

d)   Basic and Diluted Net Loss Per Share

The Company computes net loss per share in accordance with ASC 260, *Earnings Per Share,* which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

2   Summary of Significant Accounting Policies (continued)

e)   Financial Instruments

ASC 820, *'" Fair Value Measurements",* requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identic al assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist principally of cash, accounts payable, and amounts due to related parties. Pursuant to ASC 820, the fair value of our cash is determined based on "Level l" inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all our other financial instruments approximate their current *fair* values because of their nature and respective maturity dates or durations.

f)   Property and Equipment

Property and equipment are comprised of a vehicle and is amortized on a straight-line basis over an expected useful life of three years. Maintenance and repairs are charged to expense as incurred. The land is not depreciated.

g)   Impairment of Long-lived Assets

The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives at each balance sheet date. The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed.

2. *Summary of Significant Accounting Policies (Continued)*

h) Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those services. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised services in the contract; (ii) determination of whether the promised services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company's performance obligations are transferred to customers at a point in time, typically upon delivery.

The Company generates revenues through event management implementation, sponsorships, licensing and broadcast, production and syndication.

i) Cost of Services

Cost of services Consist of marketing and management expenses. The marketing expenses are for the marketing of an event prior to the event taking place.

j) General and Administrative Expense

General and administrative expense are the overhead expense to maintain the Company.

k) Reclassification

Certain prior period amounts have been reclassified to conform to current presentation.

CMG HOLDINGS GROUP, INC.
Notes to the Consolidated financial Statements

2   Summary of Significant Accounting Policies (Continued)

l)   Recently issued accounting pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations except as noted below:

FASB ASU 2017-01, Clarifying the Definition of a Business (Topic 805) – In January 2017, the FASB issued 2017-01. The new guidance that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. The ASU is effective for annual reporting periods beginning after December 15, 2017, and for interim periods within those years. Adoption of this ASU did not have a significant impact on the Company's consolidated results of operations, cash flows and financial position.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740)*, which enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. The amendment will be effective for public companies with fiscal years beginning after December 15, 2020; early adoption is permitted. The Company is evaluating the impact of this amendment on its consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, *Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842),* which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyzes financial instruments, but it does not anticipate a material impact on results of operations. The Company is in the process of determining the effects adoption will have on its consolidated financial statements.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3 Accounts Receivable

Accounts receivable consist of invoices for events that occurred prior to year end that the payments were received in the following year. The Balance of accounts receivable at March 31, 2020 and December 31, 2019 were $998 and $40,513, respectively.

4 Loan Receivable

On November 15, 2019 the company entered into an agreement to a line of credit (LOC) with Pristec America Inc. (Pristec). The LOC was for $75,000. In January of 2020 the LOC was increased to $100,000. As of March 31, 2020, the Company had loaned to Pristec $77,500 at an interest rate of 12%, the loan matures in twelve (12) months. Pristec is a late stage technology company that has 108 worldwide patents for the cold cracking of crude oil and other oil products. The Company has been granted the right to convert this loan into 100 shares of stock at price of $1000. At the discretion of the Company, the Company has the option of entering into a revenue sharing agreement with Pristec.

5 Accounts Payable

Accounts payable consist of expenses incurred during the year that had not yet been paid. The balance of accounts payable at March 31, 2020 is $10,500. The balance of accounts payable at December 31, 2019 is $74,500.

6   *Equity*

a.   Common Stock

During the periods ended March 31, 2020 and December 31, 2019, the Company did not sell any shares of its $0.001 par value per share common stock.

b.   Common Stock Warrants

During the periods ended Mar h 31, 2020 and December 31, 2019, the Company did not issue any warrants for its common shares. On December 15, 2017, the Company's Board of Directors lowered the strike price on the outstanding 40,000,000 warrants previously issued to Glenn Laken to $0.0035 and extended the expiration date for an additional five (5) years.

7   *Treasury Stock*

During the year ended December 31, 2019 the Company bought back 6,258,992 shares of its common stock for $39,000. During the period ended March 31, 2020 the Company bought back an additional 2,897,016 shares of its common stock for $18,251. This treasury stock was retired during the period end March 31, 2020.

8 Notes Payable

During the periods ended March 31, 2020 and December 31, 2019, the Company had the following notes payable

Notes Payable	Balance December 31, 2019		Balance March 31, 2020	
Kabbage	$	19,437	$	12,750
Notes Payable Irish Pension Fund	$	150,000	$	137,500

.

In September of 2018 the Company took out a line of credit with Kabbage for $75,000. In the fourth quarter of 2018 the company took draws against the line of $72,300. During that period the Company made principal payments of $804, leaving a principal balance of $71,496 at December 31, 2018. During the year ended December 31, 2019 the company took an additional draw of $25,000. During the year ended December 31, 2019 the Company made principal payments of $77,059, leaving a balance of $19,437. During the period ended March 31, 2020 the Company made principal payments of $8,312, leaving a balance of $11,125. Interest expense was $1,625 and $15,380 for the periods ended March 31, 2020 and 2019, respectively. The interest rate on this loan is 10%.

In 2015 the Company borrowed $150,000 from the two Irish individuals pension funds. $90,000 was borrows from one individual pension account and $60,000 was borrowed from the other. Repayment terms were to be negotiated after the settlement of the Hudson Gray lawsuit. The lawsuit settled in January of 2019 and negotiations began. No payment terms were settled upon and were still being negotiated as of December 31, 2019. In January of 2020 settlement was reached with the lender of the $90,000. The settlement terms were for repayment of $180,000 over a period of eighteen months quarterly, payment began in January of 2020 with the payment of $25,000. The settlement amount was split between payment of principal and settlement expense, $12,500 to reduce principal and $12,500 to expense. Settlement has not yet been reached on the repayment of the $60,000 to the other party. The balance of these loans was $137,500 at March 31, 2020.

9 Legal Proceedings

We are subject to certain claims and litigation in the ordinary course of business. It is the opinion of management that the outcome of such matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

In October 2014, Ronald Burkhard, XA's former Executive Chairman and former member of the Company's Board of Directors filed a lawsuit in the Supreme Court of the State of New York, County of New York, alleging breach of his employment contract and seeking approximately $695,000 in damages. This lawsuit, where a judgement was entered against the Company for approximately $775,000, was settled with Burkhard for $105,000. In November and December of 2018, the Company paid Burkhard the amount due from this settlement.

On September 25, 2019 the Company filed suit against Eaton & Van Winkle (EVW), Lawrence Allen Steckman (Steckman) and Paul Lieberman (Lieberman). In December 2019 the defendants settled for a payment of $450,000. On December 13, 2019 the Company received $378,500, which was the amount of proceeds net of attorney's fee of $71,500.

In 2014 the Company filed a lawsuit against Hudson Gray et al. On January 14, 2019 the parties entered into arbitration. The parties reached agreement whereby the Company would be paid $2,750,000. The payments are scheduled as follows:

	Due		Amount Paid		Attorney's Fees	
Payment upon execution of the agreement	$	400,000	$	214,548	$	185,452
On or before February 8, 2019	$	100,000	$	53,650	$	46,350
On or before June 30, 2019	$	200,000	$	148,000	$	52,000
On or before September 30, 2019	$	200,000	$	148,000	$	52,000
On or before December 31, 2019	$	200,000	$	146,496	$	53,504
On or before March 31, 2020	$	200,000	$	148,000	$	52,000
On or before June 30, 2020	$	200,000				
On or before September 30, 2020	$	250,000				
On or before December 31, 2020	$	250,000				
On or before March 31, 2020	$	250,000				
On or before June 30, 2020	$	250,000				
On or before September 30, 2020	$	250,000				
	$	2,750,000	$	858,694	$	441,306

,

CMG HOLDINGS GROUP, INC.
Notes to the Consolidated financial Statements

10 Income Taxes

The Company has a net operating loss carried forward of $15,247,482 available to offset taxable income in future years which commence expiring in 2028. The Company is subject to United States federal and state income taxes at an approximate rate of 21% (2019 and 2018). As of March 31, 2020 and December 31, 2019, the Company had no uncertain tax positions.

	March 31, 2020	December 31, 2019
Income tax recovery at Statutory rate	$ (15,653)	$ 319,318
Permanent differences and other	—	—
Valuation allowance change	15,653	(319,318)
Provision for income taxes	$ —	$ —

The significant components of deferred income tax assets and liabilities at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
Net operating loss carried forward	$ 15,259,982	$ 15,185,444
Valuation allowance	$ (15,259,982)	$ (15,185,444)
Net deferred income tax asset	$ —	$ —

11 Segments

The Company splits its business activities during the period ended March 31, 2020 into two reportable segments. Each segment represents an entity of which are included in the consolidation. The table below represents the operations results for each segment or entity, for the period ended March 31, 2020.

	XA	CMG Holding Group	Total
Revenues	—	—	—
Operating expenses	92,217	117,821	210,038
Operating income (loss)	(92,217)	(117,821)	(210,038)
Other income (expenses)	—	135,500	135,500
Net income(loss)	(92,217)	17,679	(74,538)

12   *Related Party Transactions*

During the year ended December 31, 2015 the Company borrowed $96,100 from a Company shareholder. This amount is due on demand and has an interest rate of 0%. The Company also borrowed $125,000 from a relative of the Company CEO. This amount is due on demand and has an interest rate of 0%. During the year ended December 31, 2019 the Company paid off the $96,100 and $35,000 toward the $125,000 loans, leaving a balance of $90,000. No payments were made during the period ended March 31, 2020.

The Company issued the Company CEO a warrant to purchase 40,000,000 shares of the Company's common stock at $0.0155. The warrant has an original term of 5 years. On December 15, 2017 the purchase price was changed to $.0035 and the term was extended 5 years. The warrants were vested 100% on April 7, 2014 when issued.

The board of directors approved a monthly salary for the Company CEO of $15,000 per month. The Company made payments of $103,474 in excess of the current $180,000 salary for year ended December 31, 2019. The Company made payments of $71,651 in excess of the current $45,000 salary for period ended March 31, 2019.

The Company paid $31,250 and $22,500 for the periods ended March 31, 2020 and 2019, respectively, as compensation to the President of XA, who is the daughter of the Company CEO.

13   *Subsequent Events*

On April 9, 2020 the Settlement agreement with the Irish pension holder of the $90,000 loan was officially singed.

Per management review, no other material subsequent events have occurred.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

In its two most recent fiscal years, the Company has had no disagreements with its independent accountants.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

Exhibit No.   Description

3.1   Articles of Incorporation – (Incorporated by reference from Form 10KSB filed February 1, 2006, Exhibit 3.1)

3.2   Amendment to Articles of Incorporation- (Incorporated by reference from Form 8-K filed February ~~1~~20, ~~2020~~2008, Exhibit 3.1)

3.3   By-laws (Incorporated by reference from Form 8-K filed February 1, 2006, Exhibit 3.1)

2.3   Consent of Independent Auditor

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 28, 2020

CMG Holdings Group, Inc.

By: /s/ Glenn Laken,, CEO
/s/ *Glenn Laken*